UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

January 23, 2006
Date of Report (Date of earliest event reported)

TIB FINANCIAL CORP.
(Exact name of registrant as specified in its charter)

Florida	0000-21329	65-0655973
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification number)

599 9th Street North, Suite 101 Naples, Florida		34102-5624
(Address of principal executive offices)		(Zip Code)

(239) 263-3344
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-k filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01 OTHER EVENTS

On January 23, 2007, the board of directors of TIB Financial Corp. approved revisions to its Corporate Governance and Nomination Committee Charter and the Corporate Governance Guidelines. A copy of these documents are attached as exhibits to this Form 8-K.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(a) Exhibits

> 99.1 Corporate Governance and Nomination Committee Charter
> 99.2 Corporate Governance Guidelines

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIB FINANCIAL CORP.

Date: January 25, 2007   By: /s/ Edward V. Lett
                                                        Edward V. Lett
                                                        President and Chief Executive Officer

Exhibit 99.1



TIB Financial Corp. & Subsidiaries

Corporate Governance and Nomination Committee Charter

Mission

The Corporate Governance and Nomination Committee of TIB Financial Corp. & Subsidiaries (the "Committee") exercises general oversight of the governance of the Board of Directors (the "Board") by developing and recommending to the Board, Corporate Governance Policies and Guidelines applicable to the Company and monitoring the Company's compliance with these policies and guidelines. Such Corporate Governance Policies and Guidelines will be consistent with sound corporate governance practices, ethical business conduct, financial transparency, will represent the majority interests of the shareholders and will comply with applicable legal, regulatory and other requirements.

The Committee is responsible for the identification of individuals qualified to become Board members and recommendation to the Board of the director nominees for the next annual meeting of stockholders. The Committee oversees the Board committees, leads the Board and the committees in their annual performance review and recommends to the Board the Director candidates for each committee for appointment by the Board.

Membership

The members of the Committee shall meet the independence requirements of the Securities and Exchange Commission, the NASDAQ Exchange and any other applicable laws, rules and regulations governing independence, as determined by the Board. The Board may, under certain circumstances, determine that it is in the best interests of the Company for a Non-Independent Director to serve on and/or chair the Committee for no more than two years. The Committee will consist of a minimum of three directors. Members of the Committee and the Committee Chair shall be appointed by the Board on the recommendation of the Committee.

Committee Meetings, Structure and Operations

The Committee shall meet as frequently as the Committee deems necessary. The operation of the Committee, including with respect to actions without meetings, notice of meetings and waiver of notice, quorums and voting requirements shall be as set forth in the Corporation's Bylaws.

Reporting of Committee Activities to the Board

The Committee shall report a summary of information about its activities to the Board and, where appropriate, its recommendations for action by the Board at their next meeting subsequent to that of the Committee. Certain action by the Committee may be similarly reported to the Board for approval, ratification, and/or confirmation.

Duties and Responsibilities

The Committee shall have the following duties and responsibilities:

- Develop the Company's policies and guidelines for corporate governance.

- Annually review and assess the adequacy of the Company's policies and practices on corporate governance including the Corporate Governance Guidelines of the Company and recommend any proposed changes to the Board for approval.

- Assist the Board in reviewing the Company's business practices, particularly as they relate to preserving the good reputation of the Company.

- Review the appropriateness of the size of the Board relative to its various responsibilities. Review the overall composition of the Board, taking into consideration such factors as business experience and specific areas of expertise of each Board member, and make recommendations to the Board as necessary.

- Develop and recommend to the Board appropriate criteria for determining director independence in accordance with applicable legal and regulatory requirements. Assist in the evaluation of the independence of the Company's Directors. In the event the Chairman is not independent, then the Committee shall make a recommendation to the Board to elect an independent Vice Chairman who is the Lead Director.

- Recommend to the Board the number, identity and responsibilities of Board committees and the Chair and members of each committee. This shall include advising the Board on committee appointments and removal from committees or from the Board, rotation of committee members and Chairs and committee structure and operations.

- To consider, and make recommendations to the Board, regarding matters relating to the Corporation's director retirement policy.

- Annually review the adequacy of the charters adopted by each committee of the Board, and recommend changes as necessary.

- Develop criteria and guidelines for the process of identifying and evaluating candidates for nomination to the Board of Directors of the Company which include:

    - The nominee identification process.

    - The evaluation process.

    - Any difference in the manner in which the Committee evaluates shareholder recommendations.

    - The Committee's guidelines with regard to shareholder recommendations.

    - The procedures to be followed by shareholders in submitting recommendations.

    - Any minimum qualifications that the nomination committee believes must be met by a nominee and any specific qualities or skills necessary for a Director candidate to fill a vacancy or additional seat on the Board.

    - Other criteria and guidelines as needed for effective corporate governance.

- As the need arises to fill vacancies, actively seek individuals qualified to become Board members for recommendation to the Board.

- Consider unsolicited nominations for Board membership in accordance with guidelines developed by the Committee.

- Recommend to the Board the slate of nominees for election to the Board at the Company's annual meeting of stockholders.

- Annually assess the effectiveness of the Board of Directors in meeting its responsibilities, representing the long-term interests of stockholders.

- Report annually to the Board with an assessment of the Board's performance and the performance of the Board committees, to be discussed with the full Board following the end of each fiscal year.

- Review adherence by directors to corporate guidelines regarding transactions with the Company.

- Monitor the orientation and continuing education and certification programs for directors.

- Conduct an annual review of the Committee's performance, periodically assess the adequacy of its charter and recommend changes to the Board as needed.

- Regularly report to the Board on the Committee's activities.

- Serve as a resource for the Board in addressing any corporate governance issues or matters that may arise.

- Perform any other duties or responsibilities expressly delegated to the Committee by the Board of Directors from time to time.

Delegation to Subcommittee

The committee may, in its discretion, delegate any portion of its duties and responsibilities to a subcommittee of the Committee.

Resources and Authority

This Committee is not meant to usurp the authority or responsibility of the Board of Directors, but to strengthen its decision making ability and responsibility to our shareholders.

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities under this charter. The Committee shall also have the authority to select, retain and terminate outside counsel or other experts or consultants, as it deems appropriate, and to approve the fees and to determine the retention terms of such individuals, without seeking approval of the Board or management, which fees shall be at the cost and expense of the Company. With respect to consultant's or search firms used to identify director candidates, this authority shall be vested solely in the Committee.

Revised: January 23, 2007

Exhibit 99.2



TIB Financial Corp. & Subsidiaries
Corporate Governance Guidelines

TIB Financial Corp. and Subsidiaries ("TIB" and "the Company"), through its Boards of Directors (Board) and management, seek to meet the highest standards of corporate governance. These Guidelines are a further effort in that regard and will help guide the Board and management. The Guidelines should be considered along with TIB's Bylaws, TIB's Code of Business Conduct and Ethics for members of the Board of Directors and applicable provisions of corporate law and regulations.

General Principles

First, the paramount duty of the Board is to select a Chief Executive Officer and to oversee the Chief Executive Officer and other senior management in the competent and ethical operation of TIB.

Second, it is the responsibility of management to operate TIB in an effective and ethical manner in order to produce value for stockholders. Senior management is expected to know how TIB earns its income and what risks TIB is undertaking in the course of carrying out its business. Management should never put personal interests ahead of, or allow personal interests to conflict with, the interests of TIB or its shareholders.

Third, it is the responsibility of management, under the oversight of the Board and its Audit Committee, to produce financial statements that fairly present the financial condition and results of operations of TIB and to make the timely, transparent disclosures investors need to permit them to assess the financial and business soundness and risks of TIB.

Fourth, it is the responsibility of the Audit Committee to engage an independent accounting firm which will audit the financial statements prepared by management and issue an opinion on those statements based on Generally Accepted Accounting Principles. The Board, its Audit Committee, and management must be vigilant to ensure that no actions are taken by TIB or its employees that compromise the independence of the outside auditor.

Fifth, it is the responsibility of the independent accounting firm to ensure that it is in fact independent, is without conflicts of interest, employs highly competent staff, and carries out its work in accordance with Generally Accepted Auditing Standards. It is also the responsibility of the independent accounting firm to inform the Board, through the Audit Committee, of any concerns the auditor may have about the appropriateness or quality of significant accounting treatments, business transactions that affect the fair presentation of TIB's financial condition and results of operations, and weaknesses in internal control systems. The auditor should do so in a forthright manner and on a timely basis, whether or not management has also communicated with the Board or the Audit Committee on these matters.

Selection and Composition of the Board

1) Board Membership Criteria

The Corporate Governance and Nomination Committee (the "CGNC") is responsible for reviewing with the Board, on a periodic basis, the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board. This assessment should include independence, age, diversity, skills such as understanding of the financial services industry, how TIB earns its income and what its business risks are, general business knowledge and experience and the ability to effectively interface with other Board members on corporate matters, all in a context of an assessment of the present and future perceived needs of the Board. Each Board member is expected to ensure that other existing and planned future commitments do not materially interfere with the member's service as a fully contributing Director of TIB.

2) Director Independence

TIB's Board shall have a majority of independent Directors. At least once per year, the Board, with the assistance of the CGNC, will review each relationship that exists with a Director and his or her related interests for the purpose of determining whether the Director is independent. This information shall be initially reviewed by the CGNC or, in the case of members of the CGNC, the Board.

The Board shall broadly consider all relevant facts and circumstances when making a determination of independence. The NASDAQ Stock Exchange requirements shall be met within applicable transition periods. The Board should consider the issue not merely from the standpoint of a Director, but also from that of persons or organizations with which the Director has an affiliation. An independent Director should be free of any relationship with TIB or its management that may impair the Director's ability to make independent judgments. Particular attention will be paid to whether a Director is independent from management and to any credit relationships that may exist with a Director or a related interest.

The following guidelines are to be followed when determining the impact of a credit relationship on a Director's independence. Extensions of credit that comply with Regulation O shall be presumed to be consistent with Director independence. In other words, normal, arms length credit relationships entered into in the ordinary course of business shall not negate Director independence. In addition, an extension of credit to a company, an executive officer of which serves on the TIB Board, must meet the substantive requirements of Regulation O in order to maintain the independence of such Director. Such loans must be made on substantially the same terms, including interest rates and collateral, as and following credit-underwriting procedures that are no less stringent than those prevailing at the time for comparable transactions by TIB with other persons. Such loans also shall not involve more than the normal risk of repayment or present other unfavorable features and no event of default shall have occurred. The Board must review any credit of a director or his or her related interests that has become criticized in order to determine the impact that such classification has on the Director's independence. A director who is an executive officer of a company that makes payments to or receives payments from TIB for property or services in an amount which, in any single fiscal year, exceeds the greater of $200,000 or 2% of the Director's Company's consolidated gross revenues is not independent.

Services provided by TIB to a Director or his or her related interests shall be normal arms-length relationships entered into on competitive terms and conditions.

No Director shall contact a member of the Executive Loan Committee or a Board Committee with respect to the extension of credit or the provision of any service by TIB to such Director or a related interest. No member of management or member of the Board shall intervene on behalf of a Director or his or her related interests in an unusual way or take any extraordinary action in the credit approval or credit management process or in the provision of any service.

3) Selection of New Directors

The Board should be responsible for selecting its own members and recommending them for election by the shareholders. The Board delegates the screening process involved to the CGNC with direct input from the Chairman of the Board and Chief Executive Officer.

4) Extending the Invitation to a Potential Director to Join the Board

The invitation to join the Board should be extended by the Board itself through the Chairman of the CGNC, the Chairman of the Board and the CEO.

Board Leadership

5) <u>Selection of Chairman and CEO</u>

The Board should be free to make this choice in the best interests of TIB at any given point in time. The Board has a policy that the role of the Chief Executive Officer and Chairman should be separate and that the Chairman should be selected from among non-employee Directors.

6) <u>Presiding Director</u>

The Chairman of the Board will be the Presiding Director who will chair the meetings of non-employee Directors. If the Chairman is unable to preside at such meetings, the Vice Chairman shall preside. If neither of these Directors is able to preside over the meeting, then the Chairman shall designate another Director to perform such duty.

7) <u>Lead Director</u>

In the event the Chairman is not independent, the Board shall elect an independent Vice Chairman who shall be the Lead Director and who shall preside over Board Meeting agenda items where the Chairman is not independent.

Board Composition and Performance

8) <u>Size of the Board</u>

The Board believes that the number of Directors should not exceed a number that can function efficiently as a body. The exact number of Directors constituting the Board of Directors of TIB shall be fixed from time to time solely by the Board of Directors by resolution, within the limits set in TIB's bylaws and governing State and Federal laws. No decrease in the number of Directors shall shorten the term of an incumbent Director. The Directors of TIB shall be divided into three classes as established by the Board of Directors, as nearly equal in size as practicable. The term of each class shall be three (3) years.

9) <u>Inside and Outside Directors</u>

On matters of corporate governance, the Board intends that decisions will be made by a majority vote of non-employee Directors.

10) <u>Directors Who Change Their Present Job Responsibility</u>

The Board believes that individual Directors who significantly change the responsibility they held when they were elected to the Board should submit a letter to the Board and the CGNC, before the change is effective. The letter should inform the Board and the CGNC of the change, discussing any conflict the change creates, or any other significant actual or potential negative impact of the change on their role as a Director or to TIB, and to offer to resign upon acceptance of the resignation offer by a majority vote of the Board. It is not the sense of the Board that the Directors who retire, or change the position they held when they came on the Board, should leave the Board in every instance. There should, however, be an opportunity for the Board, through the CGNC, or by the full Board if this situation deals with a member of the CGNC, to review continued Board membership under these circumstances.

11) <u>Term Limits</u>

While term limits may help insure that there are fresh ideas and viewpoints available to the Board, they hold the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into TIB and its operations and, therefore, provide an increasing contribution to the Board as a whole. As an alternative to term limits, the CGNC, in conjunction with the Chief Executive Officer and the Chairman of the Board, will formally review each Director's contribution to the Board prior to nominating any Director for reelection.

12) Retirement

The Board believes that the current retirement at the end of such Director's term coinciding with or following such Director's 70th birthday, is appropriate as stipulated in the Bylaws.

13) Board Compensation Review

The Compensation Committee will report annually to the Board, the status of TIB Board compensation in relation to the comparable U.S. public companies. To create a direct linkage with corporate performance, the Board believes that equity in TIB should constitute a portion of a Director's overall compensation. Changes in Board compensation, if any, will be based upon recommendation of the Compensation Committee to the Board.

14) Executive Sessions of Outside Directors

The non-employee Directors of the Board will meet at least twice each year and such meetings will be presided over by the Chairman of the Board, or in the event he is unable to preside, the Vice Chairman shall preside. If neither of these Directors is able to preside, then the Chairman shall designate another Director to preside.

15) Assessing the Board's Performance

The CGNC is responsible to report annually to the Board regarding a self-assessment of the Board's, all Board Committees' and individual Director's performance. This assessment should be of the individual Director's contribution and the Board's and the Board Committees' contribution as a whole. It should specifically review areas in which the Board, the Board Committees, the individual Directors and/or the management contribution may be improved. The CGNC shall also undergo a self assessment of their performance. The purpose of these assessments shall be to increase the overall effectiveness of the Board.

16) Board's Interaction with Investors, Press, Customers, etc.

The Chairman of the Board and Chief Executive Officer are responsible for establishing effective communications with TIB's stakeholder groups, i.e., shareholders, customers, Company associates, communities, suppliers, creditors, governments, and corporate partners. It is the policy of the Board that management speaks for TIB.

Board Relationship to Senior Management

17) Attendance of Non-Directors at Board Meetings

With the advice and consent of the Chairman of the Board and Chief Executive Officer, the Board welcomes attendance of non-Board members who are members of Senior Management, at portions of certain Board meetings, Furthermore, the Board encourages management to bring, from time to time, managers into Board meetings who: (a) can provide additional insight into the items being discussed because of personal involvement in these areas, and/or (b) have future potential that the senior management believes should be given exposure to the Board.

18) Board Access to Senior Management

Board members have complete access to TIB management and should use such access in a manner which is not distracting to the business operation of TIB. Such contact, if in writing, should be copied to the Chief Executive Officer and the Chairman.

Meeting Procedures

19) Selection of Agenda Items for Board Meetings

The Chairman of the Board and the Chief Executive Officer will establish the agenda for each Board Meeting. Each Board member may suggest the inclusion of item(s) on the agenda.

20) <u>Board Materials Distributed in Advance</u>

It is the sense of the Board that information and data that is important to the Board's understanding of the business should be distributed in writing, to the extent practicable, to the Board before the Board meets. Board members are required to review such material prior to the meeting and address any questions they have with management, before the Board meeting. As a general rule, presentations on specific subjects should be sent to the Board members in advance so that Board meeting time may be conserved and discussion time focused on questions that the Board has about the material. Sensitive subject matters may be discussed at the meeting without written materials being distributed in advance of or at the meeting.

Committee Matters

21) <u>Number, Structure and Independence of Committees</u>

The current Committee structure of TIB is appropriate under existing circumstances. From time to time, the Board may form new committees or disband a current committee. The current Committees are Audit, Compensation, and CGNC. Voting membership of these respective Committees will consist only of outside directors, a majority of which on each Committee will be independent, non-employee Directors. The Audit Committee will be comprised only of independent Directors.

22) <u>Assignment and Rotation of Committee Members</u>

The CGNC is responsible, after consultation with the Chairman of the Board and Chief Executive Officer, and with consideration of the desires of individual Board members, for the assignment of the Board members to various Committees. It is the sense of the Board that consideration should be given to rotating Committee members periodically, but the Board does not mandate a policy of such rotation since there may be reasons to maintain an individual Director's Committee membership for a longer period.

23) <u>Frequency and Length of Committee Meetings</u>

Committee Chairmen, in consultation with Committee members, will determine frequency and length of Committee meetings.

24) <u>Committee Agendas</u>

Committee Chairmen, in consultation with Committee members and management, will develop Committee agendas.

Leadership Development

25) <u>Formal Evaluation of the Chief Executive Officer</u>

The Compensation Committee will make this evaluation annually, and it will be communicated to the Chief Executive Officer by the Chairman of the Board. The evaluation should be based on objective criteria including, but not limited to, performance of the business, accomplishment of long-term strategic objectives, development of Management, etc. The evaluation will be used by the Compensation Committee in the course of its deliberations when considering recommendations concerning the compensation of the Chief Executive Officer.

26) <u>Succession Planning</u>

The Compensation Committee, CGNC and the Chairman of the Board will report annually to the Board on succession planning. The Chief Executive Officer shall provide his recommendation for a successor should he be unexpectedly rendered unable to perform the duties of his offices.

Revised: January 23, 2007